EXHIBIT 17.1
November 26, 2008
Board of Directors of Hanmi Financial Corporation
Board of Directors of Hanmi Bank
3660 Wilshire Blvd. Penthouse A
Los Angeles, CA 90010
Dear Sirs:
Effective today November 26, 2008 I am resigning as a member of the Board of Directors of Hanmi Financial Corporation and Hanmi Bank. My decision is a result of fundamental differences of opinion on appropriate corporate governance between myself and a majority of Directors. Due to these differences, I believe that I can no longer effectively represent the interests of shareholders.
I remain disappointed that during my short tenure as a Director I was not able to effect more positive change in the corporate governance of Hanmi Financial Corporation and Hanmi Bank.

Sincerely,

Mark K. Mason